SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Curitiba, Brazil, November 09, 2011 – Companhia Paranaense de Energia - COPEL (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power to the State of Paraná, announces its results for the first nine months of 2011 (9M11).

Copel’s consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil.

  Net Operating Revenue: R$ 5,683 million.
  Operating Income: R$ 1,361 million.
  Net Income: R$ 988 million.
  EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization): R$ 1,555 million.
  Return on Shareholder’s Equity: 8.7% in the period.
  Growth in Power distribution: 5.5% (captive market).

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price	Var. %	Index	Points	Var. %
	9/30/2011	year		9/30/2011	year
CPLE3 (common/ BM&FBovespa)	R$ 30.00	(21.1)	Ibovespa	52,324	(24.5)
CPLE6 (preferred B/ BM&FBovespa)	R$ 33.90	(18.3)
ELP (ADS/ Nyse)	US$ 18,21	(27.7)	DOW JONES	10,913	(5.7)
XCOP (preferred B/ Latibex)	€ 13.40	(28.2)	LATIBEX	2,676	(29.4)

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9M11 Earnings Results

SUMMARY

1. General Information	3
1.1 Audit Committee	3
2. Income Statement	3
2.1 Net Operating Revenues	3
2.2 Operating Costs and Expenses	4
2.3 EBITDA	6
2.4 Equity in Investees	6
2.5 Interest Income	7
2.6 Net Income	7
3. Balance Sheet and Investment Program	7
3.1 Assets	7
3.2 Liabilities and Shareholders’ Equity	8
3.3 CAPEX – Capital Expenditures	11
4. Shareholding Structure	11
5. Consolidated Financial Statements	12
5.1 Assets	12
5.2 Liabilities	13
5.3 Income Statement	14
5.4 Cash Flow	15
6. Financial Statements – Wholly-Owned Subsidiaries	16
6.1 Assets	16
6.2 Liabilities	17
6.3 Income Statement	18
7. Power Market	19
7.1 Captive Market	19
7.2 Copel Distribuição’s Grid Market – TUSD	20
7.3 Energy Flow	20
8. Supplementary Information	22
8.1 Tariffs	22
8.3 Conference Call for 3Q11 Results	24

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9M11 Earnings Results

1. General Information

1.1 Audit Committee

     The contents of Copel’s financial statements are monitored by the Company’s Board of Directors through the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

2. Income Statement

2.1 Net Operating Revenues

In 9M11, “net operating revenues” reached R$ 5,682.6 million, up 13.4% on the R$ 5,010.9 million in 9M10. The most important variations were:

(i) the 4.5 % increase in revenues from “electricity sales to final customers”, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due basically to: (a) upturn in the captive market consumption; (b) the extinction of the tariff discount policy for customers that used to pay their bills on time; and (c) the rate increase passed on in the period;

(ii) the 12.1% increase in revenues from “electricity sales to distributors”, due to increased prices under power purchase agreements in the regulated market (CCEAR) as well as bilateral agreements and also the higher revenue from short-term electricity market (CCEE) in the period;

(iii) the “use of the main transmission grid” item comprises revenues from the use of the distribution system (TUSD from the use of the basic transmission network and TUST), has recorded a 26.3% increase, mostly on account of: (i) the increase of 4.9% in the grid market, (ii) the end of the tariff discount policy, (iii) the tariff adjustment in the period and, (iv) the restatement of accounts receivable related to transmission concessions;

(iv) the account “construction revenue,” was up by 4.7% due to the booking of investments related to infrastructure construction and improvement services used in the provision of electricity distribution and transmission;

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9M11 Earnings Results

(v) the 22.0% increase in “telecommunications revenues,” due to new customers and higher volume of services to existing customers;

(vi) the 11.2% increase in “distribution of piped gas” (supplied by Compagas), basically due to the tariffs adjustments and increase in gas sales and particularly to the industrial segment; and

(vii) the 1.7% increase in "other operating revenues", primarily due to higher income from generation and distribution services, partially offset by lower revenue from the lease of the Araucária UEG.

							R$'000
Income Statement	3Q11	2Q11	2Q10	Var%	9M11	9M10	Var%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	582,154	583,534	559,870	4.0	1,736,863	1,662,389	4.5
Electricity sales to distributors	377,448	318,001	296,823	27.2	1,056,703	943,036	12.1
Use of main transmission grid	721,355	662,336	582,985	23.7	2,043,484	1,618,534	26.3
Construction revenue	200,137	155,889	182,296	9.8	476,592	455,216	4.7
Telecommunications revenues	30,122	28,776	25,419	18.5	87,137	71,437	22.0
Distribution of piped gas	75,476	67,189	61,896	21.9	199,619	179,444	11.2
Other operating revenues	27,384	26,583	36,769	(25.5)	82,216	80,869	1.7
Net operating revenues	2,014,076	1,842,308	1,746,058	15.3	5,682,614	5,010,925	13.4

2.2 Operating Costs and Expenses

From January to September 2011, operating costs and expenses totaled R$ 4,535.6 million, an 11.2% increase over the R$ 4,078.9 million recorded from January to September 2010. The main variations were:

(i) the 10.4% increase in “electricity purchased for resale” on account of the higher costs of energy from auctions (CCEAR), which were partially offset by the reduction in the costs from purchase of energy from Itaipu and from the Electric Power Commercialization Chamber (CCEE);

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9M11 Earnings Results

							R$'000
Electricity Purchased for Resale	3Q11	2Q11	3Q10	Var. %	9M11	9M10	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Itaipu	124,022	104,070	112,364	10.4	338,208	355,873	(5.0)
CCEAR (Auction)	402,005	393,036	357,771	12.4	1,171,717	990,106	18.3
CCEE	8,734	(691)	27,316	(68.0)	25,355	56,128	(54.8)
Itiquira	32,869	25,955	29,505	11.4	95,627	87,733	9.0
Dona Francisca	15,479	15,110	15,136	2.3	46,494	44,922	3.5
Proinfa	25,663	25,836	26,499	(3.2)	77,160	79,523	(3.0)
(-) Pis/Pasep and Cofins	(49,587)	(55,791)	(53,955)	(8.1)	(143,030)	(154,271)	(7.3)
TOTAL	559,185	507,525	514,636	8.7	1,611,531	1,460,014	10.4

(ii) the 9.8% increase in “charges for the use of the main transmission grid” primarily due to the startup of new assets in the system and higher Reserve Energy Charges (ER), partially offset by the reduction in System Service Charges (ESS), as defined by Aneel;

(iii) in 9M11, “personnel and management” expenses totaled R$ 677.4 million, up 22.7% on 9M10, driven by (i) the 5.0% increase in staff, (ii) wage increase of 6.5% applied as from October 2010, (iii) the rescission costs from the Permanent Voluntary Dismissal Programs - PSDV (R$ 50.7 million), (iv) appropriation of profit sharing for fiscal year 2011 (R$ 69.9 million), and (v) also the review of career and remuneration structure as of June 1, 2011.

(iv) the balance of “pension and healthcare plans” item reflects the accrual of liabilities pursuant to the 2011 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Ruling no. 600/2009, such as the monthly installments of each plan have also been recorded;

(v) “materials and supplies” decreased by 8.1%, mainly reflecting lowest purchases of materials for the power system;

(vi) “raw material and supplies for energy production” include expenses with the acquisition of mineral coal for the Figueira Thermoelectric Power Plant;

(vii) “natural gas and supplies for the gas business” increased by 27.3% and reflects the increased prices of natural gas acquired by Compagas to supply third-parties, especially impacted by the recent depreciation of the Brazilian Real and the adjustment in the oil derivatives basket, which determines the gas acquisition price;

(viii) the 11.8% increase in “third-party services”, largely due to adjustments of contracts and the higher expenses incurred with services that are necessary for the Company's expansion (telephony, data processing and transmission, travel expenses and other services);

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9M11 Earnings Results

(ix) the 18.9% reduction in “provisions and reversals” was mainly caused by a reversal of the provision for tax and access easement contingencies, as well as the accrual of smaller amounts of labor provision, partially offset by the recording of provisions for tax credit losses and civil and administrative disputes;

(x) “construction cost” increased by 4.4%, reflecting the investments made in the energy transmission and distribution business; and

(xi) increase of the line “other operating costs and expenses” was mainly (i) due to recognition of losses in the deactivation and sale of assets, as a result of the transfer of transmission lines from the subsidiary Elejor to Copel Distribuição, as determined by Aneel; (ii) the increase in indemnifications, and; (iii) the higher financial compensation paid for the use of water resources for generating energy to serve the Energy Reallocation Mechanism (MRE).

							R$ '000
Operating Costs and Expenses	3Q11	2Q11	3Q10	Var.%	9M11	9M10	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	559,185	507,525	514,636	8.7	1,611,531	1,460,014	10.4
Charges for the use of main transmission grid	171,156	148,222	147,807	15.8	473,562	431,204	9.8
Personnel and management	255,557	236,600	178,142	43.5	677,426	551,910	22.7
Pension and healthcare plans	33,628	32,251	26,707	25.9	97,331	78,410	24.1
Material and supplies	19,153	18,643	24,026	(20.3)	58,660	63,815	(8.1)
Raw material and supplies for electricity generation	6,781	6,735	8,297	(18.3)	20,149	19,179	5.1
Natural gas and supplies for the gas business	54,843	43,583	35,111	56.2	132,925	104,417	27.3
Third-party services	96,484	95,143	91,230	5.8	275,463	246,328	11.8
Depreciation and amortization	138,095	135,887	137,215	0.6	407,980	412,064	(1.0)
Provisions and reversals	35,120	48,534	35,463	(1.0)	81,420	100,399	(18.9)
Construction cost	199,658	155,488	182,091	9.6	475,228	454,983	4.4
Other operating costs and expenses	79,336	84,916	45,860	73.0	223,901	156,131	43.4
TOTAL	1,648,996	1,513,527	1,426,585	15.6	4,535,576	4,078,854	11.2

2.3 EBITDA

     In 9M11, EBITDA totaled R$ 1,555.0 million, an increase of 15.7% on the R$ 1,344.1 million recorded in 9M10.

2.4 Equity in Investees

     Equity in investees and subsidiaries reflects the gains and losses on the investments in Copel's investees and subsidiaries. In 9M11, this item comprised R$ 33.4 million from Dominó Holding (Sanepar), R$ 7.8 million from Foz do Chopim Energética, R$ 5.4 million from Dona Francisca Energética, and R$ 1.6 million from Sercomtel Telecom.

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9M11 Earnings Results

2.5 Interest Income

     Interest income increased by 0.3% totaling R$ 460.2 million. The increase was the result of higher investment yields, offset by the lowest monetary variation on the transfer of CRC and on financial assets from concessions.

     Financial expenses in the period reached R$ 294.4 million, 36.1% higher year-on-year. This increase was mainly due to the increase in debt and to service the underlying debt, the monetary variation on the use of public assets, and taxes (Pis/ Pasep and Cofins) related to the payment of interest on equity (IOC) in the third quarter of 2011.

     Copel acquired resources for a new long-term working capital loan of R$ 600 million from Banco do Brasil, with a 5-year term at 109.4% of the CDI rate. The loan has a 2-year grace period and will be amortized in annual installments. The proceeds were used to settle the 4th debenture issue on September 1.

2.6 Net Income

     Copel recorded net income of R$ 988.1 million from January to September 2011, 14.9% higher than the amount registered in the 9M10.

     This result was positively affected in R$ 49.5 million due the fiscal benefits of the IOC anticipation.

3. Balance Sheet and Investment Program

3.1 Assets

     On September 30, 2011, Copel’s total assets amounted to R$ 18,900.6 million, up 5.8% on the figure recorded on December 31, 2010.

3.1.1 Cash, Cash Equivalents and Financial Investments

     In September 2011, Copel’s wholly-owned subsidiaries investments (cash, cash equivalents and short-term financial) totaled R$ 1,806 million and were mostly invested in Bank Deposit Certificates (CDBs). The investments earned an average yield of 100% of the Interbank Deposit Certificate (CDI) variation in the period. Including the affiliates and subsidiaries, availability reaches R$ 2,017 million.

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9M11 Earnings Results

3.1.2 CRC Transferred to the State of Paraná

     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,352.6 million.

     The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum.

3.1.3 Accounts Receivable from Concession

     Based on the characteristics established in the electricity distribution and transmission concession contracts, the management understands that the conditions for the adoption of the Technical Interpretation ICPC-01 – Concession Contracts are met. The ICPC-01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Fixed Assets

     The Company adopted the deemed cost method to determine the fair value of the fixed assets of the generation and telecommunications activities. These fixed assets are depreciated according to the straight-line method based on the annual rates established by Aneel, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable. The estimate useful life, the residual values and the depreciation are reviewed at the end of the balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.5 Intangible Assets

     Intangible assets represent the exploration rights of the construction and electricity supply services, which will be recovered by billing customers.

3.2 Liabilities and Shareholders’ Equity

     Copel’s consolidated debt was R$ 2,157.9 million, as of September 30, 2011, representing a debt/equity ratio of 18.0%.

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9M11 Earnings Results

     The shareholders’ equity attributed to minority shareholders of Copel in September 2011, was R$ 11,993.6 million, 6.2% higher than in December 31, 2010 and equivalent to R$ 43.83 per share (book value).

3.2.1 Debt Profile

The breakdown of the balance of loans and financing is shown in the table below:

				R$'000
		Short-term	Long-term	Total
Foreign	National Treasury	6,540	54,570	61,110
Currency	Eletrobras	5	14	19
	Total	6,545	54,584	61,129
	Eletrobras - COPEL	45,316	227,014	272,330
Domestic	BNDES - Compagas	1,644	-	1,644
Currency	BNDES/ Banco do Brasil S/A - Mauá	9,260	154,277	163,537
	Banco do Brasil S/A and other	24,256	1,635,049	1,659,305
	Total	80,476	2,016,340	2,096,816
TOTAL		87,021	2,070,924	2,157,945

The loan, financing and debentures maturities are presented below:

							R$'000
	Short-Term	Long-Term
		2012	2013	2014	2015	2016	After 2016
Domestic Currency	80,476	11,844	200,183	729,620	552,783	250,699	271,211
Foreign Currency	6,545	1,244	2,489	1,248	-	-	49,603
TOTAL	87,021	13,088	202,672	730,868	552,783	250,699	320,814

     Copel’s consolidated net debt (loans, financing minus cash) declined significantly in recent years, as shown in the following chart:

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9M11 Earnings Results

3.2.2 Aneel Concession – Use of Public Asset

     It refers to the concession charges for the Use of Public Asset (UBP) incurred since the signature of the concession agrement of the project until the final date of concession.

				R$ thousand
	Elejor	Mauá	Colíder	Total
Current liabilities	44,262	794	-	45,056
Noncurrent liabilities	345,530	11,305	12,871	369,706

3.2.3 Provisions for Disputes

     The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

The balance of provisions for contingencies is as follows:

				R$ '000
Consolidated	Sep/11	Dec/10	Sep/10	Var.%
	(1)	(2)	(3)	(1/2)
Tax	300,714	321,479	97,610	(6.5)
Labor suits	137,112	146,348	154,139	(6.3)
Employees and Benefits	51,103	53,245	41,046	(4.0)
Civil	341,894	306,417	280,210	11.6
Suppliers	87,846	86,101	85,491	-
Civil and administrative claims	93,555	73,237	46,876	27.7
Easements	4,792	9,065	10,003	(47.1)
Condemnations and property	150,245	132,709	132,511	13.2
Customers	5,456	5,305	5,329	2.8
Environmental claims	104	42	40	147.6
Regulatory	46,326	38,847	30,725	19.3
TOTAL	877,253	866,378	603,770	1.3

     The lawsuits classified as representing possible losses, estimated by the Company and its subsidiaries at the end of September 2011, totaled R$ 1,684.9 million, and were classified as follows: tax – R$ 1,135.9 million, labor – R$ 166.6 million; employee benefits – R$ 34.7 million; civil – R$ 333.9 million; and regulatory – R$ 13.8 million.

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9M11 Earnings Results

3.3 CAPEX – Capital Expenditures

     Copel’s investments from January to September 2011 and investments forecast for 2011, are presented below:

		R$ million
	Carried out	Scheduled
	9M11	2011

Generation and Transmission	544.6	1,024.8
UHE Mauá	171.1	164.4
UHE Colider	230.7	492.4
PCH Cavernoso II	21.2	78.5
Other	121.6	289.5
Distribution	368.9	933.3
Telecommunications	53.8	102.4
TOTAL	967.3	2,060.5

4. Shareholding Structure

     On September 30, 2011, stock capital totaled R$ 6,910.0 million, composed of the following shares (with no par value) and shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	13	-	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,620	13.5	129	33.6	100,904	78.7	120,655	44.1
BM&FBovespa	19,485	13.4	129	33.6	57,520	44.9	77,136	28.2
NYSE	135	0.1	-	-	43,255	33.7	43,390	15.9
LATIBEX	-	-	-	-	129	0.1	129	-
Other	552	0.4	255	66.4	40	-	846	0.2
TOTAL	145,031	100.0	384	100.0	128,240	100.0	273,655	100.0

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9M11 Earnings Results

5. Consolidated Financial Statements

5.1 Assets

					R$'000
Assets	Sep/11	Dec/10	Sep/10	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,176,943	4,157,790	3,811,514	0.5	9.6
Cash and cash equivalents	1,490,455	1,794,416	1,522,167	(16.9)	(2.1)
Financial investments	527,166	598,173	474,838	(11.9)	11.0
Customers	1,509,468	1,162,627	1,170,338	29.8	29.0
Dividends receivable	7,805	5,851	3,728	33.4	109.4
CRC transferred to the State of Paraná	63,734	58,816	55,163	8.4	15.5
Receivables tied to the concession	73,086	54,700	49,564	33.6	47.5
Other receivables	193,938	161,069	166,911	20.4	16.2
Inventories	124,510	121,424	111,404	2.5	11.8
Income tax and social contribution	130,985	158,213	208,616	(17.2)	(37.2)
Other current taxes recoverable	39,852	37,536	32,577	6.2	22.3
Prepaid expenses	15,944	4,965	16,208	221.1	(1.6)
NONCURRENT	14,723,701	13,701,642	13,440,932	7.5	9.5
Long-Term Assets	5,455,751	4,805,293	4,586,947	13.5	18.9
Financial investments	42,660	33,431	131,668	27.6	(67.6)
Customers	39,190	43,729	47,504	(10.4)	(17.5)
CRC transferred to the State of Paraná	1,288,889	1,282,377	1,259,477	0.5	2.3
Judicial deposits	403,681	400,699	398,313	0.7	1.3
Receivables tied to the concession	2,900,387	2,423,345	2,230,563	19.7	30.0
Other receivables	16,018	15,224	18,161	5.2	(11.8)
Income tax and social contribution	18,744	12,341	-	51.9	-
Other current taxes recoverable	73,679	84,862	84,112	(13.2)	(12.4)
Income tax and social contribution paid in advance	672,503	507,710	417,149	32.5	61.2
Investments	512,177	483,450	455,173	5.9	12.5
Property, plant and equipment	6,963,739	6,663,945	6,614,822	4.5	5.3
Intangible assets	1,792,034	1,748,954	1,783,990	2.5	0.5
TOTAL	18,900,644	17,859,432	17,252,446	5.8	9.6

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9M11 Earnings Results

5.2 Liabilities

					R$'000
Liabilities	Sep/11	Dec/10	Sep/10	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	2,015,197	2,536,801	2,145,781	(20.6)	(6.1)
Accrued payroll costs	278,427	175,584	179,429	58.6	55.2
Suppliers	684,614	612,568	559,393	11.8	22.4
Income tax and social contribution	139,285	153,249	162,546	(9.1)	(14.3)
Other taxes payable	329,657	378,871	250,738	(13.0)	31.5
Loans, financing and debentures	87,021	704,252	679,091	(87.6)	(87.2)
Dividends payable	128,129	163,634	1,645	(21.7)	-
Post-employment benefits	24,541	24,255	23,387	-	4.9
Regulatory charges	76,766	56,105	58,346	36.8	31.6
Research and development and energy efficiency	130,119	155,991	113,157	(16.6)	15.0
Payables tied to the concession - use of public property	45,056	40,984	38,029	9.9	18.5
Other payables	91,582	71,308	80,020	28.4	14.4
NON-CURRENT	4,891,870	4,026,805	3,754,628	21.5	30.3
Suppliers	118,267	144,936	152,990	(18.4)	(22.7)
Taxes payable	267	32,252	138,733	(99.2)	(99.8)
Deferred income tax and social contribution	907,036	887,218	869,090	-	4.4
Loans, financing and debentures	2,070,924	1,280,982	1,165,378	61.7	77.7
Post-employment benefits	413,491	384,208	360,556	7.6	14.7
Research and development and energy efficiency	134,926	90,732	132,159	48.7	2.1
Payables tied to the concession - use of public property	369,706	340,099	328,896	8.7	12.4
Other accounts payable	-	-	3,056	-	-
Reserve for litigation	877,253	866,378	603,770	-	45.3
SHAREHOLDERS' EQUITY	11,993,577	11,295,826	11,352,037	6.2	5.7
Attributed to controlling shareholders	11,752,763	11,030,123	11,049,017	6.6	6.4
Stock capital	6,910,000	6,910,000	6,910,000	-	0.0
Valuation adjustments	1,495,265	1,559,516	1,582,547	(4.1)	(5.5)
Legal reserves	478,302	478,302	428,912	-	11.5
Profit reserves	2,056,526	2,056,526	1,296,452	-	58.6
Proposed additional dividends	-	25,779	-	-	-
Accrued earnings	812,670	-	831,106	-	(2.2)
Attributed to minority shareholders	240,814	265,703	303,020	(9.4)	(20.5)
TOTAL	18,900,644	17,859,432	17,252,446	5.8	9.6

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13

9M11 Earnings Results

5.3 Income Statement

							R$'000
Income Statement	3Q11	2Q11	3Q10	Var.%	9M11	9M10	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,014,076	1,842,308	1,746,058	15.3	5,682,614	5,010,925	13.4
Electricity sales to final customers	582,154	583,534	559,870	4.0	1,736,863	1,662,389	4.5
Electricity sales to distributors	377,448	318,001	296,823	27.2	1,056,703	943,036	12.1
Use of main transmission grid	721,355	662,336	582,985	23.7	2,043,484	1,618,534	26.3
Construction revenue	200,137	155,889	182,296	9.8	476,592	455,216	4.7
Telecommunications revenues	30,122	28,776	25,419	18.5	87,137	71,437	22.0
Distribution of piped gas	75,476	67,189	61,896	21.9	199,619	179,444	11.2
Other operating revenues	27,384	26,583	36,769	(25.5)	82,216	80,869	1.7
Operating costs and expenses	(1,648,996)	(1,513,527)	(1,426,585)	15.6	(4,535,576)	(4,078,854)	11.2
Electricity purchased for resale	(559,185)	(507,525)	(514,636)	8.7	(1,611,531)	(1,460,014)	10.4
Use of main transmission grid	(171,156)	(148,222)	(147,807)	15.8	(473,562)	(431,204)	9.8
Personnel and management	(255,557)	(236,600)	(178,142)	43.5	(677,426)	(551,910)	22.7
Pension and healthcare plans	(33,628)	(32,251)	(26,707)	25.9	(97,331)	(78,410)	24.1
Material and supplies	(19,153)	(18,643)	(24,026)	(20.3)	(58,660)	(63,815)	(8.1)
Raw material and supplies for electricity generation	(6,781)	(6,735)	(8,297)	(18.3)	(20,149)	(19,179)	5.1
Natural gas and supplies for the gas business	(54,843)	(43,583)	(35,111)	56.2	(132,925)	(104,417)	27.3
Third-party services	(96,484)	(95,143)	(91,230)	5.8	(275,463)	(246,328)	11.8
Depreciation and amortization	(138,095)	(135,887)	(137,215)	0.6	(407,980)	(412,064)	(1.0)
Provisions and reversals	(35,120)	(48,534)	(35,463)	(1.0)	(81,420)	(100,399)	(18.9)
Construction cost	(199,658)	(155,488)	(182,091)	9.6	(475,228)	(454,983)	4.4
Other operating costs and expenses	(79,336)	(84,916)	(45,860)	73.0	(223,901)	(156,131)	43.4
EQUITY IN RESULTS OF INVESTEES	13,217	20,282	9,332	41.6	48,099	64,201	(25.1)
INCOME BEFORE INTEREST INCOME (EXPENSES) AND TAXES	378,297	349,063	328,805	15.1	1,195,137	996,272	20.0
INTEREST INCOME (EXPENSES)	18,704	36,779	59,890	(68.8)	165,843	242,572	(31.6)
Interest income	151,723	124,450	159,330	(4.8)	460,202	458,919	0.3
Interest expenses	(133,019)	(87,671)	(99,440)	33.8	(294,359)	(216,347)	36.1
OPERATING INCOME (EXPENSES)	397,001	385,842	388,695	2.1	1,360,980	1,238,844	9.9
INCOME TAX AND SOCIAL CONTRIBUTION	(51,223)	(128,359)	(99,453)	(48.5)	(372,890)	(378,892)	(1.6)
Income tax and social contribution	(85,340)	(164,195)	(135,948)	(37.2)	(524,501)	(433,395)	21.0
Deferred income tax and social contribution	34,117	35,836	36,495	(6.5)	151,611	54,503	178.2
NET INCOME (LOSS)	345,778	257,483	289,242	19.5	988,090	859,952	14.9
Attributed to the Company's controlling shareholders	341,172	255,178	279,396	22.1	975,831	838,019	16.4
Attributed to minority shareholders	4,606	2,305	9,846	(53.2)	12,259	21,933	(44.1)
EBITDA	503,175	464,668	456,688	10.2	1,555,018	1,344,135	15.7

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14

9M11 Earnings Results

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	9M11	9M10
Cash flow from operating activities
Net income for the period	988,090	859,952
Adjustments to reconcile net income to cash provided by operating activities	924,642	775,941
Depreciation	247,360	259,044
Amortization of intangible assets - concession	158,935	149,630
Amortization of intangible assets - other	1,138	2,843
Unrealized monetary and exchange variations, net	138,574	(91,246)
Remuneration of accounts receivable related to the concession	(228,673)	(132,158)
Equity in the results of investees	(48,099)	(64,201)
Income Tax and Social Contribution	524,501	433,395
Deferred Income Tax and Social Contribution	(151,611)	(54,503)
Provision for loss with receivable accounts related to concession	-	-
Provision for doubtful accounts	32,513	20,716
Provision for tax credit losses	16,133	-
Reserve for contingencies	32,774	79,683
Provisions for post-employment benefits	102,661	83,902
Provision for research and development and energy efficiency	50,497	45,708
Loss on disposal of accounts receivables related to concession	9,103	11,238
Loss on disposal of investments	-	6
Results on disposal of property, plant, and equipment	18,059	1,355
Results on disposal of intangible	20,777	30,529
Loss on disposal of intangible related to concession	-	-
Reduction (increase) of assets	(134,496)	(71,400)
Increase (reduction) of liabilities	(917,570)	(835,272)
Net cash generated by operating activities	860,666	729,221
Cash flow from investing activities
Financial investments	66,002	(159,560)
Additions in investments	(194)	(150)
Additions to property, plant, and equipment:	(530,833)	(205,520)
Additions to intangible assets related to concessions	(549,371)	(491,339)
Additions to other intangible	(6,214)	(23,446)
Customer contributions	17,344	58,380
Net cash generated (used) by investing activities	(1,003,266)	(821,635)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	(30,814)	54,000
Loans and financing obtained	799,197	430,059
Amortization of principal amounts of loans and financing	(36,856)	(35,201)
Amortization of principal amounts of debentures	(600,000)	(177,908)
Dividends and interest on capital paid	(293,432)	(175,439)
Net cash used by financing activities	(161,905)	95,511
Increase (decrease) in cash and cash equivalents	(304,505)	3,097
Cash and cash equivalents at the beginning of the period	1,794,416	1,518,523
Cash and cash equivalents at the end of the period	1,490,458	1,522,167
Variation in cash and cash equivalents	(303,958)	3,644

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15

9M11 Earnings Results

6. Financial Statements – Wholly-Owned Subsidiaries

6.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1,454,412	2,322,613	59,836
Cash and cash equivalents	908,795	734,957	3,268
Financial investment	110,023	33,640	-
Customers	261,470	1,210,626	35,549
Dividends receivable	5,106	-	-
CRC transferred to the State of Paraná	-	63,734	-
Accounts receivable tied to the concession	73,086	-	-
Other	69,808	119,022	1,797
Inventories	21,334	86,902	14,853
Income Tax and Social Contribution	2,189	25,546	666
Other current taxes recoverable	(352)	36,431	3,200
Prepaid expenses	2,953	11,755	503
NONCURRENT	7,247,601	5,267,709	290,259
Long-Term Assets	1,090,742	3,935,699	18,465
Financial investment	12,156	30,504	-
Customers	-	39,085	105
CRC transferred to the State of Paraná	-	1,288,889	-
Judicial deposits	15,373	164,282	508
Recoverable assets - concession	939,607	1,960,780	-
Other assets	1,878	3,206	-
Other current taxes recoverable	83	63,461	9,024
Income tax and social contribution paid in advance	121,645	385,492	8,828
Investments	389,589	4,232	-
Property, Plant and Equipment	5,727,623	-	256,689
Intangible Assets	39,647	1,327,778	15,105
TOTAL	8,702,013	7,590,322	350,095
GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

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9M11 Earnings Results

6.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	1,204,916	1,682,729	47,774
Accrued payroll costs	71,421	186,201	16,557
Suppliers	188,133	484,978	10,404
Income Tax and Social Contribution	107,979	23,189	-
Other taxes	19,251	256,038	2,148
Loans, financing and debentures	53,055	19,626	-
Dividends payable	708,280	450,874	17,382
Post-employment benefits	6,631	16,719	1,110
Regulatory charges	4,335	72,431	-
Research and development and energy efficiency	11,543	116,332	-
Receivables tied to the concession - use of public property	794	-	-
Other accounts payable	33,494	56,341	173
NON-CURRENT	1,770,916	2,276,760	40,440
Associated companies and subsidiaries	-	764,677	23,000
Suppliers	130,117	-	-
Fiscal Obligations	-	(3)	-
Deferred income tax and social contribution	818,406	57,513	-
Loans, and financing	434,584	706,740	-
Post-employment benefits	112,575	282,716	17,035
Research and development and energy efficiency	34,605	100,321	-
Receivables tied to the concession - use of public property	24,176	-	-
Reserve for litigation	216,453	364,796	405
SHAREHOLDERS' EQUITY	5,726,181	3,630,833	261,881
Attributed to controlling shareholders
Capital stock	3,505,994	2,624,841	194,755
Valuation adjustements	1,479,094	11,865	-
Legal Reserve	182,162	108,500	3,521
Retained earnings reserve	145,364	570,007	43,086
Accrued earnings (losses)	413,567	315,620	20,519
TOTAL	8,702,013	7,590,322	350,095

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

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9M11 Earnings Results

6.3 Income Statement

			R$'000
Income Statement	GET	DIS	TEL
Operating revenues	1,488,099	4,012,954	117,052
Electricity sales to final customers	74,310	1,666,748	-
Electricity sales to distributors	1,059,654	62,426	-
Use of main transmission grid	245,681	1,862,780	-
Construction revenue	83,986	381,411	-
Telecommunications services	-	-	117,052
Other operating revenues	24,468	39,589	-
Operating costs and expenses	(855,327)	(3,627,011)	(80,536)
Electricity purchase for resale	(53,308)	(1,768,595)	-
Use of main transmission grid	(143,443)	(378,350)	-
Personel and management	(166,671)	(451,599)	(40,167)
Pension and healthcare plans	(24,129)	(67,291)	(4,700)
Material	(10,348)	(45,772)	(1,304)
Raw material and supplies for electricity generation	(18,676)	-	-
Third-party services	(58,199)	(220,648)	(12,716)
Depreciation and amortization	(193,191)	(143,650)	(17,519)
Provisions and reversals	1,815	(89,465)	102
Construction cost	(82,623)	(381,411)	-
Other operating expenses	(106,554)	(80,230)	(4,232)
Equity in results of investees	(573)	-	-
Earnings before financial result and taxes	632,199	385,943	36,516
Interest Income (expenses)	86,452	206,142	2,601
Earnings before income taxes	718,651	592,085	39,117
Income tax and social contribution	(201,730)	(286,574)	(12,871)
Deferred income tax and social contribution	22,730	121,764	2,400
Net Income (Loss)	539,651	427,275	28,646
EBITDA	825,963	529,593	54,035
GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

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18

9M11 Earnings Results

7. Power Market

7.1 Captive Market

     From January through September 2011, Copel Distribuição’s captive market grew 5.5%, accounting for the consumption of 16,858 GWh.

     The industrial segment consumed 5,604 GWh in the nine-month period, growing by 5.3%. This result reflected the higher industrial production in the State of Paraná, especially in the automotive and electric machinery, equipment and material industries. At the end of September, this segment represented 33.2% of Copel’s captive market, with the company supplying power to 78,107 captive industrial customers.

     The residential class consumed 4,690 GWh, up 5.5%, due the growth in the State of Paraná’s economy. At the end of September 2011, this class accounted for 27.8% of Copel’s captive market, totaling 3,065,136 residential consumers.

     The commercial segment consumed 3,578 GWh, a growth of 6.9%, impacted by the increase in credit and income levels. At the end of the period, this segment represented 21.2% of Copel’s captive market, with the company supplying power to 325,862 captive commercial customers.

     The rural segment consumed 1,401 GWh, growing by 4.8%, due to the increase in agricultural production. This segment represented 8.3% of Copel’s captive market at the end of the period, with the company supplying power to 364,308 rural customers at the end of 1H11.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 1,585 GWh, up 3.4% in the period, in line with the growth of the customer base, which totaled 51,076 consumers in the period. Altogether, these segments represented 9.5% of Copel’s captive market.

						GWh
Segment	3Q11*	3Q10	Var. %	9M11	9M10	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Industrial	2,046	1,823	12.2	5,604	5,320	5.3
Residential	1,587	1,482	7.1	4,690	4,446	5.5
Commercial	1,170	1,091	7.2	3,578	3,346	6.9
Rural	436	415	5.1	1,401	1,336	4.8
Other	533	510	4.5	1,585	1,533	3.4
Captive Segment Total	5,772	5,321	8.5	16,858	15,981	5.5

* The values of the 3Q11 were affected by the deployment of a new reading and billing system occurred in 2Q11. In 3Q11 adjusted consumption for industrial and commercial classes were 1,930 GWh and 1,149 GWh, respectively.

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9M11 Earnings Results

7.2 Copel Distribuição’s Grid Market – TUSD

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 4.9%, as the following table:

						GWh
	3Q11	3Q10	Var.%	9M11	9M10	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,772	5,321	8.5	16,858	15,981	5.5
Concession/permission holders	149	147	1.4	447	426	4.9
Free Customers (*)	823	820	0.4	2,409	2,382	1.2
Grid Market	6,744	6,288	7.3	19,714	18,789	4.9
* Total free customers supplied by COPEL GET and other suppliers within COPEL DIS’ concession area.

7.3 Energy Flow

Copel Consolidated

			GWh
	3Q11	3Q10	Var.%
Own Generation	19,449	19,262	1.0
Purchased energy	20,520	19,218	6.8
Itaipu	3,949	3,969	(0.5)
Auction – CCEAR	13,734	12,405	10.7
Itiquira	679	678	0.1
Dona Francisca	463	483	(4.1)
CCEE (MCP)	396	378	4.8
Proinfa	412	418	(1.4)
Elejor	887	887	-
Total Available Power	39,969	38,480	3.9
Captive Market	16,858	15,981	5.5
Concessionaires	447	426	4.9
Free Customers	690	773	(10.7)
Bilateral Agreements	791	1,189	(33.5)
Auction – CCEAR	11,452	10,779	6.2
CCEE (MCP)	364	91	-
MRE	6,624	6,460	2.5
Losses and differences	2,743	2,781	(1.4)
Basic network losses	960	921	4.2
Distribution losses	1,592	1,671	(4.7)
CG contract allocation	191	189	1.1
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Pow er Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference betw een billed and energy received from CG)

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20

9M11 Earnings Results

Copel Geração e Transmissão

			GWh
	9M11	9M10	Var. %
Own Generation	19,449	19,262	1.0
CCEE (MCP)	252	50	404.0
Dona Francisca	463	483	(4.1)
Total Available Power	20,164	19,795	1.9
Bilateral Agreements	791	1,189	(33.5)
CCEAR – COPEL Distribuição	988	917	7.7
CCEAR – Other	10,464	9,862	6.1
Free Customers	690	773	(10.7)
CCEE (MCP)	94	88	6.8
MRE	6,624	6,460	2.5
Losses and differences	513	506	1.4

Copel Distribuição

			GWh
	9M11	9M10	Var. %
Itaipu	3,949	3,969	(0.5)
CCEAR – COPEL Geração e Transmissão	988	917	7.7
CCEAR – Other	12,555	11,488	9.3
CCEAR - Adjustment auction	191	-	-
CCEE (MCP)	144	328	(56.1)
Itiquira	679	678	0.1
Proinfa	412	418	(1.4)
Elejor S.A	887	887	-
Available Power	19,805	18,685	6.0
Captive market	16,858	15,981	5.5
Wholesale	447	426	4.9
CCEE (MCP)	270	3	-
Losses and differences	2,230	2,275	(2.0)
Basic network losses	447	415	7.7
Distribution losses	1,592	1,671	(4.7)
CG contract allocation	191	189	1.1

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21

9M11 Earnings Results

8. Supplementary Information

8.1 Tariffs

Average Energy Purchased Tariffs

						R$/MWh
Tariff	Average MW	Sep/11	Jun/11	Sep/10	Var. %	Var. %
		(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu*	573	100.53	85.95	91.20	17.0	10.2
Auction – CCEAR 2005 – 2012	948	79.35	75.84	74.49	4.6	6.5
Auction – CCEAR 2006 – 2013	458	92.76	88.84	87.12	4.4	6.5
Auction – CCEAR 2007 – 2014	11	102.46	101.62	96.42	0.8	6.3
Auction – CCEAR 2007 – 2014	160	132.75	126.37	124.59	5.0	6.5
Auction – CCEAR 2008 – 2015	70	111.58	106.94	104.78	4.3	6.5
Auction – CCEAR 2008 – H30	4	139.79	133.00	131.21	5.1	6.5
Auction – CCEAR 2008 – T15**	26	172.91	164.75	162.27	5.0	6.6
Auction – CCEAR 2009 – 2016	44	125.08	118.67	117.22	5.4	6.7
Auction – CCEAR 2009 – H30	3	149.40	142.19	140.22	5.1	6.5
Auction – CCEAR 2009 – T15**	42	168.98	161.02	158.59	4.9	6.6
Auction – CCEAR 2010 – H30	66	149.78	142.72	137.33	4.9	9.1
Auction – CCEAR 2010 – T15**	64	159.24	151.74	149.45	4.9	6.6
Auction – CCEAR 2011 – H30	58	154.40	147.12	-	4.9	-
Auction – CCEAR 2011 – T15**	54	175.58	167.31	-	4.9	-
Auction – CCEAR 2011 – T15**	51	148.75	-	-	-	-
* Furnas transport charge not included
**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

Average Energy Retail Tariffs

					R$/MWh
Tariff	Sep/11	Jun/11	Sep/10	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Industrial*	226.78	219.64	217.29	3.3	4.4
Residential	300.96	290.58	294.14	3.6	2.3
Commercial	271.06	264.06	261.46	2.7	3.7
Rural	177.85	172.97	173.65	2.8	2.4
Other	209.04	203.66	204.04	2.6	2.5
Retail distribution average rate	252.17	242.99	243.10	3.8	3.7
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

						R$/MWh
Tariff	Average MW	Sep/11	Jun/11	Sep/10	Var. %	Var. %
		(1)	(2)	(3)	(1 / 2)	(1/ 3)
Auction CCEAR 2005 - 2012	914	78.65	76.06	73.92	3.4	6.4
Auction CCEAR 2006 - 2013	351	92.17	89.99	86.73	2.4	6.3
Auction CCEAR 2007 - 2014	81	102.85	99.72	96.74	3.1	6.3
Auction CCEAR 2008 - 2015	80	109.37	106.31	102.91	2.9	6.3
Auction CCEAR 2009 - 2016	245	125.71	120.67	118.11	4.2	6.4
Concession holders in the State of Paraná	65	137.40	135.27	135.71	1.6	1.2

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22

9M11 Earnings Results

8.2 Main Operational and Financial Indicators

September 30, 2011
Generation
Copel GeT power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds an interest	07 (5 hydro,1 thermal and 1 wind power)
Total installed capacity of Copel GeT	4,550 MW
Installed capacity of Copel’s Corporate Partnerships (1)	608 MW
Automated and remote-controlled power plants of Copel GeT	12
Automated and remote-controlled power plants of Copel’s corporate partnerships	03

Transmission
Transmission lines	1,913 km
Number of substations	31 (100% automated)
Installed capacity of substations	10,602 MVA

Distribution (up to 230 kV)
Distribution networks and lines	183,453 km
Number of substations	351 (100% automated)
Installed capacity of substations	9,710 MVA
Number of municipalities served	393
Number of localities served	1,115
Number of captive customers	3,884,489
DEC (outage duration per customer, in hours and hundredths of an hour)	7.58
FEC (outage frequency per customer)	5.94 times

Telecommunication
Optical cable – main ring	7,147 km
Self-sustained optical cable	12,648 km
Number of cities served in the State of Paraná	278
Number of cities served in the State of Santa Catarina	2
Number of customers	1,230

Administration
Number of employees (wholly owned subsidiaries)	9,396
Copel Geração e Transmissão	1,853
Copel Distribuição	7,039
Copel Telecomunicações	504
Customer per distribution employee	552

Financial
Book value per share	R$ 43.83 per share
EBITDA	R$ 1,555.0 million
Liquidity (current ratio)	2.07

Note:
(1) Proportional to the capital stake.

www.copel.com/ri	ri@copel.com
23

9M11 Earnings Results

8.3 Conference Call for 3Q11 Results

     Copel will hold its conference call for the 3Q11 results on Friday, November 11, 2011, at 11:30 a.m. (US EST).

Telephone:	(+1 516) 300-1066
Code:	COPEL

     Live webcast of the conference call will be available on: www.copel.com/ir

     Please connect 15 minutes before the call.

Investor Relations – COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect the management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

www.copel.com/ri	ri@copel.com
24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.